Exhibit 23.3

CONSENT OF INDEPENDENT AUDITORS’

We hereby consent to the incorporation by reference in Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-79428) of Nortel Networks Corporation and Nortel Networks Limited (the “Corporation”) relating to the offering and sale of $1,800,000,000, principal amount of 4.25% convertible senior notes due 2008 of Nortel Networks Corporation, fully and unconditionally guaranteed by the Corporation, of our Independent Auditors’ Report dated February 1, 2001, except as to the first paragraph of note 20, which is as of May 11, 2001, and notes 3, 4 and 22, which are as of June 14, 2001, appearing in the Corporation’s current report on Form 8-K dated August 8, 2001 for the year ended December 31, 2000.

We hereby further consent to the reference to our Firm under the heading “Experts” in the Prospectus, which forms part of the aforementioned Amendment No. 1 to the Registration Statement.

/s/ Deloitte & Touche LLP

Toronto, Canada
December 21, 2001